Exhibit (a)(10)


               CHERRY CORPORATION ANNOUNCES PRELIMINARY RESULTS OF
                        'DUTCH AUCTION' SELF-TENDER OFFER


        WAUKEGAN, IL, Dec. 23 /PRNewswire/ -- The Cherry Corporation (Nasdaq:
CHERA, CHERB) announced today the preliminary results of its Dutch Auction self-tender offer which expired today, Wednesday, December 23, at 5:00 p.m., New York City time. The Company had commenced its offer to purchase up to 1,687,500 shares of its Class A Common Stock and up to 562,500 shares of its Class B Common Stock, at a price range of $13.25 to $15.50 for each class of shares, on Tuesday, November 17, 1998.

        Based upon a preliminary count by the Depositary, the Company expects to purchase (i) 1,687,500 Class A Shares at $15.50 per share, and (ii) 562,500 Class B Shares at $15.50 per share. The Company also expects to purchase an additional 84,511 shares of Class A Common Stock and 6,515 shares of Class B Common Stock which is less than the maximum additional amount of each class of shares that may be purchased without amending or extending the self-tender. Therefore, the total number of shares expected to be purchased by the Company is 1,772,011 Class A Shares and 569,015 Class B Shares. Of the approximately 1,772,011 Class A Shares and 569,015 Class B Shares tendered, approximately 22,366 Class A Shares and 77,480 Class B Shares were tendered pursuant to guaranteed delivery.

        Assuming the Company's purchases are as expected, following the purchase of shares tendered in the offer, Cherry will have approximately 5,967,652 shares of Class A Common Stock and 4,193,549 shares of Class B Common Stock outstanding.

        The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for shares accepted for payment will occur as soon as practicable after determination of the final number of shares properly tendered.

        Nesbitt Burns Securities Inc. is the dealer manager for the tender offer.

        The Cherry Corporation manufactures proprietary and custom electrical switches, sensors, electronic keyboards and controls, and semiconductors for the worldwide automotive, computer, and consumer and commercial markets. The Company has eight wholly owned subsidiaries in the United States, Germany, England, France, Australia, Czech Republic, Mexico and Hong Kong. Cherry also has 50-50 joint ventures in Japan, Hirose Cherry Precision Company Limited, and in India, TVS Cherry Private Limited, and a Japanese automotive sales and engineering office. Additional information is available on the Company's website at http://www.cherrycorp.com.